Julian J. Seiguer, P.C. To Call Writer Directly: +1 713 836 3334 julian.seiguer@kirkland.com	609 Main Street Houston, TX 77002 United States +1 713 836 3600 www.kirkland.com	Facsimile: +1 713 836 3601

July 14, 2020

Via EDGAR and Federal Express

Edwin Kim

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6628

Re:	Forum Energy Technologies, Inc.’s Registration Statement on Form S-4

On behalf of Forum Energy Technologies, Inc., a Delaware corporation (“Forum” or the “Company”), we are submitting this letter in response to an oral comment received pursuant to a telephonic discussion on July 13, 2020 with the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Forum’s registration statement on Form S-4 (File No. 333-239684) filed with the Commission on July 6, 2020 (the “Registration Statement”). Set forth below are the Company’s responses to the Staff’s oral comments. All capitalized terms not defined herein shall have the meanings ascribed to them in the Registration Statement.

The Staff requested that the Company provide an analysis as to whether the exchange and support agreements (the “Exchange and Support Agreements”) entered into by the Company with certain holders (the “Supporting Holders”) of its Old Notes in connection with the Exchange Offer would constitute a sale under the Securities Act. Specifically, the Staff referred to Question 139.29 in the Securities Act section of the Staff’s Compliance and Disclosure Interpretations (“Question 139.29”).

In connection with its structuring of the Exchange Offer and the Exchange and Support Agreements, the Company adhered to the Staff’s guidance in Question 139.29. First, the Supporting Holders have confirmed to the Company that they are “accredited investors” or “qualified institutional buyers.” Second, in accordance with the guidance, the Supporting Holders collectively held approximately 66% of the Old Notes at the time the Exchange and Support Agreements were executed and, therefore, “collectively own less than 100% of the outstanding principal amount of the [Notes]”. Further, the Exchange Offer is being made to all Holders, as required by Question 139.29. In addition, as required by Question 139.29, the

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Supporting Holders did not actually tender their Old Notes—for example, by signing a Consent and Letter of Transmittal—prior to the filing of the Registration Statement with the Commission.

In respect of the final bullet point in Question 139.29, which states “all note holders eligible to participate in the Exchange Offer will receive the same amount and form of consideration,” we understand that, consistent with market practice for offers for non-convertible debt securities to vary the amount and/or form of consideration after an initial offer period, the Office of Mergers and Acquisitions has confirmed in oral comments to other registrants that the condition should be interpreted as requiring that all noteholders eligible to participate in an exchange offer be offered the same amount and form of consideration. Accordingly, offers, like the Exchange Offer, which vary the amount and/or form of consideration after an initial offer period could be conducted in reliance upon the Question 139.29 interpretation subject to satisfaction of the other conditions set forth in Question 139.29. The Staff requested that the Company analyze two aspects of the Exchange Offer in relation to the final bullet point in Question 139.29.

First, the Staff asked the Company to consider whether the receipt of the Consent Payment and the Early Participation Payment by all Holders that validly tender their Old Notes prior to the Consent Time and the Early Tender Time, respectively, would constitute an amount or form of consideration that is offered solely to the Supporting Holders. We confirm to the Staff that, as set forth in the Registration Statement, all Holders that validly tender their Old Notes prior to the Consent Time and the Early Tender Time will be eligible to receive the Consent Payment and the Early Participation Payment, respectively, and this is not an amount or form of consideration that is being offered solely to the Supporting Holders. Indeed, the Company is offering all Holders the Consent Payment and the Early Participation Payment specifically to incentivize their participation in the Exchange Offer and, therefore, not offering these payments to all Holders would be inconsistent with the Company’s objectives in conducting the Exchange Offer.

Second, the Staff asked the Company to consider whether the proposed amendments to the Company’s existing Rights Agreement would constitute an amount or form of consideration that is not available to all Holders. The Company intends to implement the Rights Plan Amendment in order to ensure that the acquisition of New Notes by the Holders in the Exchange Offer would not result in a triggering event under the Rights Agreement. The Rights Plan Amendment will provide that, with respect to any holder of New Notes that exceeds the specified beneficial ownership thresholds in the Rights Agreement (solely as a result of their ownership of New Notes), the calculation of beneficial ownership of common stock issuable upon conversion of any New Notes will be calculated on a fully diluted basis rather than as if holders of New Notes were to convert on an individual basis (as is currently provided for in the Rights Agreement). In addition, the Rights Plan Amendment will permit any holder of New Notes that

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beneficially owns shares of the Company’s common stock in excess of thresholds specified in the Rights Agreement, but that would not be required to file a Schedule 13D or Schedule 13G with respect to such ownership, to rely on the exception to the application of the Rights Agreement available to holders of common stock that are also Schedule 13G filers by providing certain certifications to the Company, regardless of whether the Holder has actually filed a Schedule 13G at the time of determination. These proposed amendments will apply to all Holders that tender their Old Notes for New Notes in the Exchange Offer and, therefore, would not constitute an amount or form of consideration that is being offered solely to the Supporting Holders.

The Rights Plan Amendment does provide that the Supporting Holders will not be deemed “Acquiring Persons” under the Rights Agreement if such Supporting Holders exceed the 20% threshold for beneficial ownership of common stock due to certain increases in the conversion rate of the New Notes or repurchases of common stock. The Company does not view this to be a material feature of the Exchange and Support Agreements because (i) the Rights Agreement currently provides a similar provision that provides that any repurchases of common stock by the Company would not result in a beneficial owner of common stock being deemed an Acquiring Person and therefore this amendment is proposed to put the Holders in a similar situation as they would be if they owned the Company’s common stock directly, (ii) under the Rights Agreement, the board of directors of the Company retains discretion to provide waivers of any feature of the Rights Agreement and (iii) the Supporting Holders, due to their significant holdings of Old Notes, are the only participants in the Exchange Offer that would be potentially limited in their ability to hold New Notes and, therefore, this is not an accommodation that needs to be made for other Holders nor would it provide them any material benefit (by way of example, the Company’s fourth largest Holder of Old Notes, whom is not a Supporting Holder, holds $25.5 million of Old Notes, which would represent 3.9% of the outstanding common stock on a fully diluted basis). As a result, the Company does not believe that this provision of the Rights Plan Amendment would provide the Supporting Holders with any additional amount or form of consideration.

We also note that the Exchange and Support Agreements provide that the Company will enter into a registration rights agreement with the Supporting Holders that provide certain registration rights with respect to the shares of common stock issuable upon conversion of the New Notes. The Company notes that the Supporting Noteholders may be deemed “affiliates” of the Company following the consummation of the Exchange Offer based on their ownership of the New Notes. Given the additional restrictions under the Securities Act that apply to holders of securities that are affiliates of the Company, the Company believes the registration rights being provided to the Supporting Holders (and that are not being provided to non-affiliate holders of New Notes) serve the purpose of putting the Supporting Holders in a similar position to the other

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Holders of Old Notes, rather than providing them with any additional amount or form of consideration.

Based on the foregoing, the Company believes that its entry into the Exchange and Support Agreements fully complied with the conditions set forth in Question 139.29. Further, we confirm to the Staff that the references to “Supporting Holders” in the final paragraph under the heading “Summary—Recent Developments—Support Agreement” in the Registration Statement refers to the same Holders as does the reference to “Supporting Parties” in the Registration Statement.

The Company appreciates your prompt consideration of these issues. Should you have any questions, please do not hesitate to contact the undersigned at (713) 836-3334.

Very truly yours,

/s/ Julian J. Seiguer, P.C.
Julian J. Seiguer, P.C.

cc:	John C. Ivascu, Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

D. Lyle Williams, Jr., Executive Vice President and Chief Financial Officer